Mail Stop 6010

February 26, 2007

Mr. Carlo Ferro
Executive Vice President and
 Chief Financial Officer
STMicroelectronics N.V.
39, Chemin du Champ des Filles
1228 Plan-Les-Ouates
Geneva, Switzerland

>   **Re: STMicroelectronics N.V.**
>   **Form 20-F for the fiscal year ended December 31, 2005**
>   **File No. 001-13546**

Dear Mr. Ferro:

    We have completed our review of your Form 20-F and related filings and have no further comments at this time.

>   Sincerely,

>   Martin F. James
>   Senior Assistant Chief Accountant